UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

NO ACT
PE 12-20-02
1-35525

February 18, 2003

Thomas G. Berkemeyer
Associate General Counsel
American Electric Power Company, Inc.
1 Riverside Plaza
Columbus, OH 43215-2373

Re: American Electric Power Company, Inc.
Incoming letter dated December 20, 2002

Dear Mr. Berkemeyer:

This is in response to your letter dated December 20, 2002 concerning the shareholder proposal submitted to AEP by the Connecticut Retirement Plans and Trust Funds and the Christian Brothers Investment Services, Inc. We also have received a letter from the Connecticut Retirement Plans and Trust Funds dated February 6, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Howard G. Rifkin
Deputy Treasurer
State of Connecticut
Office of the Treasurer
55 Elm Street
Hartford, CT 06106-1773

AEP
AMERICAN ELECTRIC POWER

RECEIVED
2002 DEC 26 PM 1:04
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

American Electric Power
1 Riverside Plaza
Columbus, OH 43215-2373
www.aep.com

Thomas G. Berkemeyer
Associate General Counsel

614/223-1648 (P)
614/223-1687 (F)
tgberkemeyer@aep.com

Securities Exchange Act of 1934
Rule 14a-8

VIA EXPRESS MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D. C. 20549

Re: American Electric Power Company, Inc.
File No. 1-3525

December 20, 2002

Dear Madam or Sir:

American Electric Power Company, Inc. ("AEP") has received from the Honorable Howard Rifkin, Deputy Treasurer of the State of Connecticut, on behalf of the Connecticut Retirement Plans & Trust Funds (the "Proponent") a letter, dated November 18, 2002, setting forth the text of a shareholder proposal and supporting statement (the "Proposal") that the Proponent intends to have included in AEP's proxy material relating to its 2003 Annual Meeting.

AEP has received a letter dated November 18, 2002 from Christian Brothers Investment Services, Inc. ("Christian Brothers") in which Christian Brothers indicates its intent to co-sponsor the Proposal submitted by the Proponent. The November 18, 2002 letter further indicated that Christian Brothers "are not submitting a separate proposal."

This letter is to notify the Securities and Exchange Commission of AEP's intention to omit the Proposal from its proxy material relating to its 2003 Annual Meeting pursuant to Rules 14a-8(i)(1), 14a-8(i)(3) and 14a-8(i)(10) and the reasons for the intended omission.

The proposal reads as follows:

> "**RESOLVED:** That the Board of Directors of American Electric Power report (at reasonable cost and omitting proprietary information), by August 2003 to shareholders on the (a) the economic risks associated with the company's past, present, and future emissions of carbon dioxide, sulfur dioxide, nitrogen oxide and mercury emissions, and the public stance of the company regarding efforts to reduce these emissions and (b) the economic benefits of committing to a substantial reduction of those emissions related to its current business activities (i.e., potential improvement in competitiveness and profitability)."

In accordance with Rule 14a-8(j)(2), six copies of this letter and the Proposal (attached as Exhibit A) are enclosed.

AEP expects to file its definitive proxy materials with the Commission on or after March 17, 2003. Accordingly, pursuant to Rule 14a-8(j)(1), this letter is being filed with the Commission no later than 80 calendar days before AEP files its definitive proxy materials with the Commission.

* * * * *

I. <u>Correspondence Prior To Submission of Proposal.</u>

In a letter dated October 25, 2001 and received on October 30, 2001 addressed to Dr. E. Linn Draper, Jr., Chairman of the Board, President and Chief Executive Officer of AEP, the Treasurer of the State of Connecticut invited Dr. Draper to enter into a discussion with representatives of the Proponent on the issue of global warming and greenhouse gas emissions. In particular, the Treasurer was interested in learning if AEP has developed public reports on its greenhouse gas emissions from corporate operations, as well as any plans AEP has developed to address the global warming issue.

In a letter dated November 2, 2001, Dale E. Heydlauff, Senior Vice President-Environmental Affairs of AEP, committed AEP to participate in the requested dialogue and described in some detail AEP's activities to address the global climate change issue, including providing information on the greenhouse gas emissions from AEP operations and AEP's past and future plans for addressing the issue.

An earlier shareholder proposal was transmitted to AEP by the Proponent via fax on November 5, 2001. Following consultations with the Proponent, Dr. E. Linn Draper, Jr. sent a letter to the Treasurer on January 24, 2002 committing to work together to define a baseline of data on greenhouse gas emissions from AEP facilities. On February 1, 2002, The Treasurer wrote to Dr. Draper informing him of her decision to withdraw the shareholder resolution in response to his January 24 letter. Representatives from the Proponent did not contact company officials until mid-September to resume the dialogue. A meeting was held on October 23 in Hartford to discuss a path forward on a range of issues. This meeting was followed up with electronic mail correspondence and telephone calls. Despite a commitment from company officials to maintain a constructive dialogue with an intent on providing meaningful progress on the issues under discussion, the Proponent filed the Proposal dated November 18 and the dialogue was suspended.

II. Discussion of Reasons Supporting Omission Of The Proposal From AEP's Proxy Material.

The Proposal may properly be omitted from AEP's proxy material for the following reasons:

A. The Proposal May Be Omitted Under Rule 14a-8(i)(1) Because It Is Not A Proper Subject For Action By Shareholders Under New York Law.

Rule 14a-8(i)(1) permits an issuer to omit a shareholder proposal from its proxy materials if the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization. The note to paragraph (i)(1) states that:

> "Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise."

In addition, Division of Corporation Finance: Staff Legal Bulletin No. 14 (July 13, 2001) states that:

> "1. When drafting a proposal, shareholders should consider whether the proposal, if approved by shareholders, would be binding on the company. In our experience, we have found that proposals that are binding on the company face a much greater likelihood of being improper under state law and, therefore, excludable under rule 14a-8(i)(1)."

AEP is incorporated in the State of New York. New York Business Corporation Law ("NYBCL") §701 provides that "...the business of a corporation shall be managed under the direction of its board of directors..." This statute gives the Board of Directors the exclusive authority and discretion to manage the business and affairs of AEP, which would include reporting on emissions. Neither the Articles of Incorporation nor the By-Laws of AEP provide for shareholder action on the matter contained in the Proposal.

The Staff has consistently concurred that a shareholder proposal mandating or directing a company's board of directors to take certain action is inconsistent with the discretionary authority granted to a board of directors under state law and violative of Rule 14a-8(i)(1). *See, e.g., Alaska Air Group, Inc.* (March 26, 2000). Here, the Proposal requires that "the Board of Directors of American Electric Power report...to shareholders on [the risks of emissions and the benefits of reducing emissions]." The Proposal is not a precatory proposal; it is not cast as a request or recommendation. The Proposal, if approved by shareholders, would *require* AEP to "report...to shareholders on [the risks of emissions and the benefits of reducing emissions]" regardless whether each director concludes in the exercise of his or her business judgment that such a report is in AEP's best interest.

In connection with my opinions on New York law, I wish to point out that I am a member of the Bar of the State of Ohio and do not hold myself out as an expert in the laws of other states or jurisdictions. However, I have made, or caused to be made, such investigation as I have deemed appropriate with respect to the laws of the State of New York in connection with such opinions, and nothing has come to my attention in the course of such investigation which would lead me to question the correctness of such opinions. Moreover, attached hereto as Exhibit B, is a letter from Edward J. Brady, Vice President and Associate General Counsel for AEP Service Corporation and a member of the Bar of the State of New York, concurring with my opinions. The letter from Mr. Brady constitutes the opinion of counsel required by Rule 14a-8(j)(2)(iii).[1]

Since the Proposal usurps the authority of the Board of Directors, it is improper under New York law and is therefore excludable under Rule 14a-8(i)(1).

---

1 The letter from Mr. Brady constituting the opinion of counsel is also supplied in accordance with Staff Legal Bulletin No. 14.

B. The Proposal May Be Omitted Under Rule 14a-8(i)(3) Because It Contains A False and Misleading Statement.

Rule 14a-8(i)(3) permits an issuer to omit a shareholder proposal from its proxy materials if the proposal or its supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy solicitation materials. The false or misleading statements contained in the supporting statements of the Proposal (as enumerated below) and AEP's conclusions regarding such statements are as follows:

(i) *"In 2000, power plants owned and operated by American Electric Power Corporation emitted more carbon dioxide, sulfur dioxide, nitrogen oxide and mercury into the atmosphere of the United States than the electric generating plants owned by any other electric utility company."*

This statement is misleading because as the United States' largest generator of electricity, AEP would likely have higher emissions than other electric utility companies. However, AEP has a long history of working in the public and private sector to improve the efficiency of its generating units and its transmission and distribution systems. In fact, AEP's fossil fuel plants generate power more efficiently than an average electric utility industry power plant. As a result, AEP has emitted fewer tons of carbon dioxide, sulfur dioxide and nitrogen oxides as compared to an "industry average" facility. Nevertheless, this statement would lead a reasonable reader to infer that AEP was less efficient as compared with other utilities by not attaching some significance to AEP's size and recognizing its extensive efforts in reducing emissions.

(ii) "U.S. power plants are responsible for about two-thirds of the country's sulfur dioxide emissions, one-quarter of its nitrogen oxides emissions, one-third of its mercury emissions, approximately 40 percent of its carbon dioxide emissions, and 10 percent of global carbon dioxide emissions."

> *"Scientific studies show that air pollution from U.S. power plants causes tens of thousands of premature deaths and hospitalizations, hundreds of thousands of asthma attacks, and several million lost workdays nationwide every year from pollution-related ailments."*

Staff Legal Bulletin No. 14 states that:

> "4. In drafting a proposal and supporting statement, shareholders should avoid making unsupported assertions of fact. To this end, shareholders should provide factual support for statements in the proposal and supporting statement or phrase statements as their opinion where appropriate."

The Proposal does not provide factual support for its broad conclusory statements and fails to acknowledge the availability of credible, contradictory studies. In addition, the failure of the Proponent to provide citations or other documentation to support these statements are misleading because "reasonable readers cannot refer to the source to verify for themselves the accuracy of such statements." *Southwest Airlines Co.* (March 25, 2002).

The Proposal's reference to "scientific studies [that] show air pollution from U.S. power plants causes tens of thousands of premature deaths and hospitalizations", which implicitly suggests AEP's power plants are causing deaths and hospitalizations, is a sweeping negative generalization without any factual support. Footnote (b) to Rule 14a-9 cites as an example of false and misleading statements:

> "Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations without factual foundation."

The supporting statements imply that a vote against the Proposal is a vote for premature deaths and hospitalizations. As such, it both impugns the character, integrity and reputation of the shareholders who would vote against the Proposal and impugns the character, integrity and reputation of AEP by implying that AEP is violating some applicable law for failing to implement the Proposal.

> (iii) *"Standards for carbon dioxide emissions and other air pollutants are emerging across multiple fronts. Ninety-seven countries have ratified the Kyoto Protocol, requiring carbon dioxide reductions. Massachusetts and New Hampshire have enacted legislation capping power plants emissions of carbon dioxide and other air pollutants."*

In addition to being misleading, the Proposal has not shown how any of the scientific studies and emissions data relate to AEP. Moreover, the Proposal does not explain why AEP's existing environmental policy, including disclosure, is insufficient. Due to the lack of foundation for these statements and the improper inference that could be drawn therefrom, it follows that the statements in (i), (ii), and (iii) should be properly excluded.

C. The Proposal May Be Omitted Under Rule 14a-8(i)(10) Because AEP Has Already Substantially Implemented The Proposal.

Rule 14a-8(i)(10) permits an issuer to omit a shareholder proposal from its proxy materials if the proposal has been substantially implemented and therefore rendered moot. *Securities Exchange Act Release No.* 34-20091 (August 16, 1983). For a proposal to be "substantially implemented", and therefore rendered moot, the company must demonstrate that it has already adopted policies or acted to address the elements of a proposal. *See Nordstrom, Inc.* (February 8, 1995) (Company need not adopt a shareholder proposal word-for-word to avail itself of Rule 14a-8(c)(10), but needs only to have "substantially implemented" it.)

Clause (a) of the Proposal seeks a "report . . . by August 2003 to shareholders on the (a) the economic risks associated with the company's past, present, and future emissions . . . and the public stance of the company regarding efforts to reduce these emissions."

Information pertaining to environmental liabilities (in this case, cost of certain emissions), is already required under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. The Proposal is duplicative of Instructions to Paragraph 303(a) to Item 303 of Regulation S-K, which requires the following:

> "3. The discussion and analysis shall focus specifically on material events and uncertainties known to management that would cause reported financial information not to be necessarily indicative of future operating results or of future financial condition. This would include descriptions and amounts of (A) matters that would have an impact on future operations and have not had an impact in the past, and (B) matters that have had an impact on reported operations and are not expected to have an impact upon future operations."

AEP has complied with its federally mandated disclosure obligations by substantially duplicating its disclosure required by Items 303 and 101(c)(xii) of Regulation S-K and including it in its Annual Report on Form 10-K in Appendix A to the Proxy Statement. Therefore, AEP has substantially implemented and therefore rendered moot the portion of the Proposal seeking a report on the Company's economic risk of past, present and future emissions.

The second portion of clause (a) of the Proposal seeks a "report . . . by August 2003 to shareholders on the . . . public stance of the company regarding efforts to reduce these emissions." AEP has substantially implemented this request as well.

For several years, AEP has disclosed its public stance on efforts to reduce emissions resulting from operation of our generating plants through our website (www.AEP.com) and in our bi-annual environmental performance report (1999-2000 report). AEP's environmental performance report can be downloaded from the website. Its availability is mentioned in the annual report to shareholders and copies are provided upon request. The Clean Air Act Amendments of 1990 also require information on power plant CO2 emissions to be reported to the United States Environmental Protection Agency, which makes the information available to the public. The AEP website has links to the EPA database where this information can be found.

In 1995, AEP joined the Climate Challenge Program, a voluntary partnership between the electric utility industry and the United States Department of Energy ("DOE"), and committed to reduce, avoid or sequester emissions of carbon dioxide. This commitment was set forth in a Memorandum of Understanding signed by Dr. Draper and the Secretary of Energy on February 3, 1995. In addition to detailing the actions we would take to control emissions, the Accord obligated AEP to report annually on its activities and achievements under the Program consistent with the guidelines adopted pursuant to subsection 1605(b) of the Energy Policy Act. AEP has met this requirement each year and the information is contained on our website and the website maintained by the DOE for this program. There is a link to the DOE database on the AEP website. DOE also publishes an annual report for the public with detailed information on the results of actions taken by program participants. These actions have also been reported in our bi-annual environmental performance report.

The AEP website and bi-annual environmental performance reports for several years have also described in some detail AEP's plans for continuing and building upon its actions to mitigate emissions through a variety of programs and investments. In fact, several new initiatives have been undertaken since consummation of the Climate Challenge Participation Accord in 1995 and these have been widely publicized in press releases, letters, speeches, on our website and in our environmental performance report and annual report to shareholders. It is AEP's expectation that it will develop a new program for mitigating greenhouse gas emissions in response to voluntary initiatives by the Bush Administration to address the global climate change issue.

Through each of the foregoing media, AEP has fully disclosed and reported its public stance on its efforts at reducing emissions. It follows that the portion of the Proposal seeking a "report on the public stance of the company regarding efforts to reduce these emissions" has been substantially implemented and it is, therefore, moot.

Clause (b) of the proposal seeks a "report . . . by August 2003 to shareholders on (b) the economic benefits of committing to a substantial reduction of those emissions related to its current business activities (i.e. potential improvement in competitiveness and profitability)."

On a macroeconomic level, information relating to the "economic benefits of committing to a substantial reduction in emissions" is publicly available through environmental advocacy organizations. Given AEP is the United States' largest generator of electricity and it makes publicly available its emission levels for certain chemicals, AEP serves as a benchmark for ongoing research in this area. As a result, AEP's level of disclosure is sufficient for the Proponent to determine the economic benefits (or cost-saving, if any) of reduction in certain emissions.

The Staff has recognized that proposals seeking a report may be omitted under Rule 14a-8(i)(10) where a company is providing the information requested by a shareholder proposal. See, e.g., *H. J. Heinz Company* (June 18, 1997) (Proposal requests that the board of directors distribute a report on a number of its policies, including its policy on having a majority of independent directors. The Staff noted in particular "that the proposal asks the Company to state its positions in certain areas, but does not ask the Company to adopt the Proponent's positions as goals or otherwise.") and *McDonald's Corporation* (February 28, 1990) (Proposal "requests that the Company make information available to shareholders concerning the Political Action Committee sponsored by the Company." The Staff particularly noted "the Company's representation that all the information requested under the proposal is available to shareholders upon request.")

The Staff has also indicated that shareholder dissatisfaction in the Company's disclosure policy for environmental liability does not necessarily negate the validity of that company's existing policy. *See also*, *E.I. du Pont de Nemours and Company* (Feb. 14, 1995) (excluding a proposal to include certain environmental reports in the company's annual report) and *The Boeing Company* (Feb. 7,1994) (excluding a proposal to prepare certain reports regarding the company's business).

For the reasons set above, the Proposal may be excluded under Rule 14a-8(i)(10) as substantially implemented.

* * * * *

Pursuant to the provisions of Rule 14a-8(j)(1), AEP has by letter of even date herewith notified the Proponent of its intention to omit the Proposal from its proxy material, and copies of this statement of reasons why management deems such omission to be proper accompanied the letter of notification to them.

If you desire any additional information, please telephone the undersigned at (614) 223-1648.

Very truly yours,

(WEJ)
Thomas G. Berkemeyer

Exhibit A

State of Connecticut

Office of the Treasurer

DENISE L. NAPPIER
TREASURER

HOWARD G. RIFKIN
DEPUTY TREASURER

November 18, 2002

Ms. Susan Tomasky
Corporate Secretary
American Electric Power
1 Riverside Plaza
Columbus, OH 43215

Dear Ms. Tomasky:

The purpose of this letter is to submit the attached shareholder resolution on behalf of the Connecticut Retirement Plans & Trust Funds ("CRPTF") for consideration and action by shareholders at the next annual meeting of American Electric Power (AEP).

As the Deputy State Treasurer, I hereby certify that the CRPTF has been a shareholder of the minimum number of shares required of your company for the past year. Furthermore, as of October 28, 2002, the CRPTF held 161,670 shares of AEP stock valued at approximately $4,200,000. The CRPTF will continue to own AEP shares through the annual meeting date.

Please do not hesitate to contact Donald Kirshbaum, Investment Officer for Policy at (860) 702-3164, if you have any questions or comments concerning this resolution.

Sincerely,

Howard Rifkin
Deputy Treasurer

Attachment

cc: Dale Heydlauff, Senior Vice President, Environmental Affairs
Julie Sloat, Manager, Investor Relations

55 ELM STREET, HARTFORD, CONNECTICUT 06106-1773, TELEPHONE: (860) 702-3000

RESOLUTION REQUESTING A REPORT ON THE RISKS ASSOCIATED WITH THE COMPANY'S POWER PLANT EMISSIONS

WHEREAS:

In 2000 power plants owned and operated by American Electric Power Corporation emitted more carbon dioxide, sulfur dioxide, nitrogen oxide and mercury into the atmosphere of the United States than the electric generating powers plants owned by any other electric utility company.

In 2001 The Intergovernmental Panel on Climate Change concluded that "there is new and stronger evidence that most of the warming observed over the last 50 years is attributable to human activities."

The United States government's "Climate Action Report – 2002," concluded that global climate change might harm the country. The report highlights risks to coastal communities in the Southeast due to sea level rise, water shortages throughout the West, and increases in the heat index and frequency of heat waves.

In July 2002, eleven state Attorneys General wrote President Bush, outlining their concern over the U.S. Climate Action Report's failure to recommend mandatory reductions of greenhouse gas emissions. They declared that States are being forced to fill the federal regulatory void through state-by-state regulation and litigation, increasing the ultimate costs of addressing climate change. They urged a reconsideration of his regulatory position, and adoption of a "comprehensive policy that will protect both our citizens and our economy."

U.S. power plants are responsible for about two-thirds of the country's sulfur dioxide emissions, one-quarter of its nitrogen oxides emissions, one-third of its mercury emissions, approximately 40 percent of its carbon dioxide emissions, and 10 percent of global carbon dioxide emissions.

Scientific studies show that air pollution from U.S. power plants causes tens of thousands of premature deaths and hospitalizations, hundreds of thousands of asthma attacks, and several million lost workdays nationwide every year from pollution-related ailments.

Standards for carbon dioxide emissions and other air pollutants are emerging across multiple fronts. Ninety-seven countries have ratified the Kyoto Protocol, requiring carbon dioxide reductions. Massachusetts and New Hampshire have enacted legislation capping power plants emissions of carbon dioxide and other air pollutants.

We believe that taking early action on reducing emissions and preparing for standards could better position companies over their peers, including being first to market with new high-efficiency and low-emission technologies. Changing consumer preferences, particularly those relating to clean energy, should also be considered.

Inaction and opposition to emissions control efforts could expose companies to reputation and brand damage, and regulatory and litigation risk.

RESOLVED: That the Board of Directors report (at reasonable cost and omitting proprietary information) by August 2003 to shareholders on (a) the economic risks associated with the company's past, present, and future emissions of carbon dioxide, sulfur dioxide, nitrogen oxide and mercury emissions, and the public stance of the company regarding efforts to reduce these emissions and (b) the economic benefits of committing to a substantial reduction of those emissions related to its current business activities (i.e. potential improvement in competitiveness and profitability).

November 18, 2002

American Electric Power
1 Riverside Plaza
Columbus, OH 43215 2373
www.aep.com

Exhibit B

AMERICAN ELECTRIC POWER

Edward J. Brady
Vice President and
Associate General Counsel
Regulatory Services
614 223 1608
Fax 614 223 2014
ejbrady@aep.com

American Electric Power Company, Inc.
1 Riverside Plaza
Columbus, OH 43215

December 20, 2002

Dear Madam or Sir:

I understand that American Electric Power Company, Inc. ("AEP"), a New York corporation, has received from the Honorable Howard Rifkin, Deputy Treasurer of the State of Connecticut on behalf of the Connecticut Retirement Plans and Trust Funds (the "Proponent") a letter, dated November 18, 2002, setting forth the text of a shareholder proposal and supporting statement (the "Proposal") that the Proponent intends to have included in AEP's proxy material relating to its 2003 Annual Meeting.

I have reviewed the letter from Thomas G. Berkemeyer of AEP to the Securities and Exchange Commission of even date ("AEP Letter"), the Proposal and such other documents as I have deemed necessary or appropriate as a basis for the opinion set forth herein.

This will advise you that, in my opinion, the Proposal is, under the laws of the State of New York, not a proper subject for action by AEP's shareholders and, therefore, it may be omitted from AEP's 2003 proxy statement and form of proxy pursuant to Rule 14a-8(i)(7) under the Securities Exchange Act of 1934, as amended. In this connection, I concur in the analysis of New York law set forth in Section 2 of the AEP Letter.

I understand that AEP intends to file a copy of this opinion with the Securities and Exchange Commission pursuant to Rule 14a-8(j)(2)(iii) and I consent to such filing.

For purposes of this opinion, I do not purport to be an expert on the laws of any jurisdiction other than the laws of the State of New York and applicable laws of the United States of America, and I express no opinion herein as to the effect of any other laws.

Very truly yours,

Edward J. Brady

State of Connecticut
Office of the Treasurer

DENISE L. NAPPIER
TREASURER

HOWARD G. RIFKIN
DEPUTY TREASURER

February 6, 2003

VIA FACSIMILE AND OVERNIGHT MAIL

Grace Lee, Esquire
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Connecticut Retirement Plans and Trust Funds' Shareholder Proposal Relating to a Report on the Risks Associated with Power Plant Emissions for Inclusion in American Electric Power Company's 2003 Proxy Materials

Dear Ms. Lee:

I am Deputy Treasurer of the State of Connecticut. The Treasurer is the principal fiduciary of the Connecticut Retirement Plans and Trust Funds ("Connecticut"). I am writing on behalf of Connecticut in response to the letter dated December 20, 2002, sent by American Electric Power Company, Inc. ("AEP" or the "Company") to the Division of Corporate Finance of the Securities and Exchange Commission (the "Division") in which AEP maintains that Connecticut's shareholder proposal (the "Proposal") may be excluded from the Company's 2003 proxy materials pursuant to Rules 14a-8(i)(1), 14a-8(i)(3), and 14a-8(i)(10). AEP's arguments are misplaced and Connecticut's Proposal should be included in the Company's proxy statement.

I. Shareholder Activism, Particularly by Public Retirement Plans and Trust Funds, Should Be Encouraged

The collapse of Enron and the well-publicized corporate scandals that followed demand increased shareholder activism, particularly on the part of institutional investors, to help ensure that management provides to shareholders clear and accurate information about the health of the company. Connecticut is a long-term investor, with substantial investments on behalf of taxpayers and public employees. As a public pension fund, Connecticut has the responsibility to practice prudent stewardship of its investments. One of the major ways for shareholders to play an active role is through the proxy statement. Shareholder money should not be used to prevent a legitimate shareholder proposal from being included in a company's proxy materials and voted on by shareholders. Instead, deference should be given to those long-term shareholders that choose to become involved in their own company and to monitor specific issues, rather than wait for problems to happen and the potentially enormous damages and fines that might result.

Connecticut proposes that AEP's Board of Directors (the "Board") report to the shareholders regarding (a) the economic risks associated with the Company's past, present and future emissions of carbon dioxide, sulfur dioxide, nitrogen oxide and mercury, and the public stance of the Company regarding efforts to reduce these emissions and (b) the economic benefits of committing to a substantial reduction of those emissions related to its current activities. This is a reasonable request made by a shareholder who owns millions of dollars of the Company's stock. The burden is on AEP to establish that it has a reasonable basis for excluding the Proposal from the proxy materials. *See* Staff Legal Bulletin No. 14 (CF) (July 13, 2001). AEP has not established any such basis. Moreover, if left off the proxy, the Company's exposure to significant economic risks from fines or damages will be hidden from shareholders. If put on the proxy, the Proposal will either be rejected by the shareholders, in which case it costs the Company nothing, or adopted by the shareholders, in which case it would cost the Company a small amount of money to disclose the requisite information. In this context, the "risk of error" is much greater if the Proposal is omitted from the proxy than if it is included.

II. AEP Has No Basis under Rule 14a-8 for Excluding Connecticut's Proposal

AEP advances three arguments in support of its assertion that Connecticut's Proposal may be excluded from its 2003 proxy materials. First, AEP argues that the Proposal should be excluded because it allegedly violates New York state law by requiring the Company to prepare a report. Second, AEP asserts that several statements in the Proposal are false and misleading. Third, AEP argues that the Proposal has been substantially implemented by the Company. None of these arguments provide a basis for exclusion of Connecticut's Proposal.

A. The Proposal Is Not Properly Excludable Under Rule 14a-8(i)(1) Because it Does Not Violate New York State Law

Rule 14a-8(i)(1) permits management to exclude a shareholder's proposal if the proposal is not a "proper subject" under the law of the company's domicile. AEP is incorporated under the laws of the State of New York. Section 701 of the New York Business Corporation Law ("NYBCL") provides that the business and affairs of the corporation shall be managed by the Board of Directors. Based on this statute, which is hardly unique to New York, AEP concludes that mandatory shareholder resolutions are illegal in New York. Connecticut strongly disagrees with AEP's position that merely requiring the Board to prepare a report to the shareholders improperly interferes with the Board's ability to oversee the daily operations of the Company.

AEP has not met its burden of establishing that Connecticut's proposal is properly excludable. Neither AEP's request for no action (the "Request"), nor the letter from AEP's in-house counsel ("AEP's In-House Counsel Letter")[1] attached thereto provide any authority in support of the contention that the Proposal is illegal under the laws of the State of New York. In fact, the AEP In-House Counsel Letter does not even conclude that the Proposal may be excluded under Rule 14a-8(i)(1), the illegality provision, but rather summarily states that it is "not a proper subject for action by AEP's shareholders..."[2] *See* AEP's In-House Counsel Letter. The reason is simple: there is no New York authority holding that a shareholder request for disclosure violates NYBCL ' 701. As explained by Grant & Eisenhofer, P.A., outside counsel to Connecticut, in the opinion attached hereto as Exhibit A, there is no conclusive authority under New York law on this matter.[3]

Connecticut's proposal simply seeks the disclosure of material facts - which is the central purpose of securities regulation in this country. *See The Investor's Advocate* (discussing the role of the Division of Corporate Finance). On several occasions, the Division has permitted proposals that specifically require a registrant to prepare a report to shareholders. *See, e.g., American Standard Companies* (March 18, 2002); *Jackpot Enterprises Inc.* (Nov. 23, 1998). Indeed, the Division has stated that a resolution merely requiring the disclosure of facts on an issue that is the proper subject for shareholder action is consistent with the Board's fiduciary responsibilities. *See UAL Corporation* (Mar. 16, 1992) ("In reaching a position, we read the proposal as requiring no more than an obligation to disclose. We are unable to conclude, therefore, that the Company's Board would be unable to discharge this obligation consistent with

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[1] AEP has failed to provide a legal opinion in accordance with Rule 14a-8(j)(2)(iii). AEP has provided a letter drafted by a member of AEP's in-house legal department, which fails to cite any authority or offer any reasoning for its conclusion. AEP's in-house counsel states only that, "I concur in the analysis of New York law set forth in Section 2 of the AEP Letter." As a member of AEP's Ohio legal department in charge of legislative affairs, there is no indication that Mr. Brady is an expert on New York corporate law, or that his opinion is at all independent.

[2] The AEP In-House Counsel Letter submitted with AEP's request for no action concludes that the Proposal should be excluded on the basis of Rule 14a-8(i)(7). Rule 14a-8(i)(7) provides that a company may exclude a proposal "[i]f the proposal deals with a matter relating to the company's ordinary business operations." The AEP No-Action Request, however, does not raise Rule 14a-8(i)(7) as a basis for exclusion. Therefore, the Division should not consider Rule 14a-8(i)(7) as a basis for exclusion.

[3] If the Division is of the opinion that the Proposal, as drafted, runs afoul of New York law for the reasons stated in AEP's letter, Connecticut requests the opportunity to recast the Proposal in a precatory fashion. *See Alaska Air Group, Inc.* (March 26, 2000); *Bangor Hydro-Electric Co.* (Mar. 13, 2000); *Washington Real Estate Investment Trust,* (Dec. 13, 1999).

the duties imposed upon them as fiduciaries as well as under the federal securities laws."). Tellingly, the Division has denied no action requests related to shareholder requests for a report of management even in the context of concurrent litigation. *See Philip Morris Companies, Inc.* (Feb. 14, 2000).

B. The Proposal Is Not Properly Excludable Because It Contains No Materially False or Misleading Statements

Rule 14a-8(i)(3) allows a company to exclude a shareholder proposal from the proxy statement if it is contrary to the proxy rules, including the prohibition of materially false or misleading statements in proxy soliciting materials. AEP asserts that four paragraphs of Connecticut's Proposal are misleading. AEP does not take issue with the fact that each of the paragraphs challenged is a completely true statement. Instead, AEP claims that the Proposal is partisan. By definition, the Proposal is a statement of support for a certain course of action. If AEP wishes to offer a contrary position, it is free to do so. It is not a basis for exclusion of the Proposal from the proxy materials.

Moreover, AEP's argument provides no basis for excluding the Proposal under Rule 14a-8(i)(3). Rather, even when the Division determines that a proposal runs afoul of Rule 14a-8(i)(3), the Division has generally required management to give the shareholder an opportunity to correct the proposal. *See, e.g., Duke Energy Corporation* (Feb. 24, 2000).

1. The First Paragraph of the Proposal Is Not Misleading

The first paragraph of Connecticut's Proposal reads:

> In 2000 power plants owned and operated by American Electric Power Corporation emitted more carbon dioxide, sulfur dioxide, nitrogen oxide and mercury into the atmosphere of the United States than the electric generating powers plants owned by any other electric utility company.

AEP does not dispute that this is a true statement but argues that it is misleading because the statement fails to attach some significance to AEP's size and fails to recognize AEP's "extensive" efforts in reducing emission, the exclusion of which, AEP argues, leads a reasonable reader to infer that AEP is less efficient as compared with other utilities. An otherwise completely accurate statement is not made misleading merely because AEP believes that some implication can be taken from it. AEP can counter any such implication in its opposition statement. Ironically, it is whether such an implication should be made that is the impetus behind the Proposal. AEP has not reported the economic risks associated with the Company's emissions or the economic benefits of committing to a substantial reduction of those emissions.

2. The Fifth and Sixth Paragraphs of the Proposal Are Not Misleading

The fifth and sixth paragraphs of Connecticut's Proposal state:

> U.S. power plants are responsible for about two-thirds of the country's sulfur dioxide emissions, one-quarter of its nitrogen oxides emissions, one-third of its mercury emissions, approximately 40 percent of its carbon dioxide emissions, and 10 percent of global carbon dioxide emissions.
>
> Scientific studies show that air pollution from U.S. power plants causes tens of thousands of premature deaths and hospitalizations, hundreds of thousands of asthma attacks, and several million lost workdays nationwide every year from pollution-related ailments.

Again, these are completely true statements of fact. They say absolutely nothing about improper or illegal conduct on the part of AEP. Moreover, Rule 14-a-8 contains no requirement that shareholders offer or acknowledge all contrary opinions or studies. If AEP wishes to show to the shareholders contradictory studies, it is free to do so in opposition to the Proposal. However, nothing contained in the fifth and sixth paragraphs is misleading.

AEP argues that, pursuant to the Division's position in Southwest Airline Co. (March 25, 2002), the fifth and sixth paragraphs must be omitted due to Connecticut's failure to provide supporting citations or other documentation. In Southwest Airline Co., however, the Division stated that "[it was] unable to concur in your view that Southwest may exclude the entire proposal under rule 14a-8(i)(3)." Rather, the Division simply directed the proponent to provide citations and modification of certain statements within seven days. Consistent with Southwest Airline Co., should the Division find that the fifth and sixth paragraphs require further support, Connecticut will oblige.

3. The Seventh Paragraph of the Proposal Is Not Misleading

The seventh paragraph of Connecticut's Proposal states:

> Standards for carbon dioxide emissions and other air pollutants are emerging across multiple fronts. Ninety-seven countries have ratified the Kyoto Protocol, requiring carbon dioxide reductions. Massachusetts and New Hampshire have enacted legislation capping power plants emissions of carbon dioxide and other air pollutants.

AEP does not dispute the veracity of the seventh paragraph. Rather, AEP argues that Connecticut has not shown any relation to AEP and does not explain why AEP's existing environmental policy, including disclosure, is insufficient. First, the relationship of emerging standards for carbon dioxide emissions to the United States' largest power producer is self-evident. Second, Connecticut has not challenged AEP's environmental policy. Connecticut has simply requested information, which it considers essential as a shareholder in evaluating its substantial investment in AEP.

C. The Proposal Is Not Properly Excludable Because It Has Not Been Substantially Implemented

Rule 14-a-8(i)(10) permits an issuer to omit a shareholder proposal from its proxy materials if the issuer has already substantially implemented the proposal. The Division has taken the position that a shareholder proposal has already been substantially implemented when the company has policies and procedures in place relating to the subject matter of the proposal, or has implemented the essential objectives of the proposal. *See The Talbots, Inc.* (April 5, 2002); *The Gap, Inc.* (March 16, 2001). The burden is on the Company to show that the proposal has been substantially implemented. AEP's submission to the SEC on December 20, 2002, does not meet the burden of showing that AEP has substantially implemented the Proposal.

AEP argues that clause (a) of the Proposal, which seeks a report on the economic risks associated with certain emissions and the public stance of the Company regarding efforts to reduce such emissions, has been substantially implemented because the Company is already required to report such information pursuant to Item 303 of Regulation S-K. Item 303 of Regulation S-K requires that the registrant discuss:

> [its] financial condition, changes in financial condition and results of operations. The discussion shall provide information . . . with respect to liquidity, capital resources and results of operations and also shall provide such other information that the registrant believes to be necessary to an understanding of its financial condition, changes in financial condition and results of operations.

Item 303 does not require, and AEP has not provided, a report on the economic risks associated with the Company's past, present, and future emissions of carbon dioxide, sulfur dioxide, nitrogen oxide and mercury, and the public stance of the Company regarding efforts to reduce these emissions. The instructions to Item 303 provide, in relevant part, that, "The information provided pursuant to [Item 303] need only include that which is available to the registrant without undue effort or expense." (emphasis added). As signified by AEP's opposition to the inclusion of the Proposal in the 2003 Proxy, AEP has done no more than strictly and literally complied with the requirements of Item 303. Moreover, Item 101 of Regulation S-K, with which AEP claims to have complied, requires that the Company disclose the material effects of compliance with Federal, State and local provisions regulating the discharge of materials into the environment. Item 101 does not, however, require disclosure of the economic risks associated with the Company's emissions or the Company's stance regarding efforts to reduce such emissions. A review of the Company's public filings, including its annual report filed on Form 10-K and its proxy statements, shows that the Company has in fact not provided the information requested in the Proposal.

AEP next argues that it has disclosed its public stance on efforts to reduce emissions resulting from the operation of AEP's generating plants through AEP's website and in the Company's bi-annual environmental performance report. AEP fails to demonstrate how the website and the Company's by-annual report disclose the Company's stance regarding efforts to reduce emissions. Instead, AEP describes an elaborate process through which a shareholder may discern the Company's stance. For example, AEP suggests that shareholders may link from the AEP website to the Environmental Protection Agency, the Department of Energy and other media to discern the Company's stance on emissions. This hardly constitutes substantial implementation of a request for disclosure.

AEP next admits that it has not disclosed information regarding "the economic benefits of committing to a substantial reduction of those emissions related to its current business activities." Instead, AEP suggests that it has substantially complied because the information about the economic benefits of committing to a substantial reduction in emissions is available "on a macroeconomic level" from environmental advocacy organizations. (Request for No Action, p. 9). The Proposal is clear and does not call for a macroeconomic study or analysis; it calls for disclosure of the benefits to AEP of committing to a reduction in emission. Therefore, AEP has not substantially implemented the Proposal.

III. Conclusion

For the foregoing reasons, we believe that Connecticut's Proposal should be included in AEP's 2003 Proxy Statement and that AEP's request for a no-action letter from the Division should be denied. In the event that the Division disagrees with our position, or requires any additional information, we would appreciate the opportunity to meet to discuss these issues. Please feel free to call the undersigned at your convenience.

Kindly return a stamped copy of this letter in the enclosed, self-addressed stamped envelope.

Sincerely,

Howard G. Rifkin
Deputy Treasurer

cc: Thomas G. Berkemeyer
Associate General Counsel
American Electric Power, Inc.
1 Riverside Plaza
Columbus, Ohio 43215

GRANT & EISENHOFER, P.A.

SUITE 2100
1201 NORTH MARKET STREET
WILMINGTON, DELAWARE 19801-2599
(302) 622-7000 • FAX: (302) 622-7100
www.gelaw.com

February 5, 2003

DIRECT DIAL: (302) 622-7070

Mr. Howard G. Rifkin
Deputy Treasurer
State of Connecticut
Office of the Treasurer
55 Elm Street
Hartford, Connecticut 06106-1773

RE: Connecticut Retirement Plans and Trust Funds' Shareholder Proposal Relating to a Report on the Risks Associated with Power Plant Emissions for Inclusion in American Electric Power Company's 2003 Proxy Materials

Dear Mr. Rifkin:

We have acted as special counsel to the State of Connecticut, on behalf of the Connecticut Retirement Plans and Trust Funds ("Connecticut"), for the purpose of delivering this opinion letter in connection with Connecticut's shareholder resolution (the "Proposal") for consideration and action by shareholders at the next annual meeting of American Electric Power Company, Inc., a New York corporation ("AEP" or the "Company"). You have requested our opinion as to whether the Proposal would, if implemented, cause the Company to violate Section 701 of the New York Business Corporation Law ("NYBCL") and may therefore be omitted from the Company's 2003 proxy materials pursuant to Rule 14a-8(i)(1) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). This precise issue has never been decided in New York, and is an open question under New York law. We therefore believe that a responsible law firm could not say with certainty that the Proposal would violate the NYBCL.

For purposes of this letter, our review of documents has been limited (except as otherwise stated herein) to the review of originals or copies furnished to us of the following documents: (i) the Proposal; (ii) the No-Action Request (as defined below); and (iii) the letter from AEP's in-house counsel sent to the SEC with the Company's No-Action Request (the "AEP In-House Counsel Letter"). For purposes of this letter, we have not reviewed any documents other than the documents referenced above. We have conducted no factual investigation of our own, and have relied solely upon the documents reviewed by us, the statements and information set forth in such documents, certain statements of governmental authorities and others, and the additional matters recited or assumed in this letter, all of which we assume to be true, complete, and accurate and none of which we have independently investigated or verified.

I. BACKGROUND

By letter dated December 20, 2002, AEP notified the SEC of its intent to omit the Proposal from its proxy materials relating to its 2003 annual meeting pursuant to Rule 14a-8(i)(1), among others (the "No-Action Request").[1] The company attached the AEP's In-House Counsel Letter to the No-Action Request. The Proposal at issue reads as follows:

> RESOLVED: That the Board of Directors of American Electronic Power report (at reasonable cost and omitting proprietary information), by August 2003 to the shareholders on the (a) the economic risks associated with the Company's past, present and future emissions of carbon dioxide, sulfur dioxide, nitrogen oxide and mercury emissions, and the public stance of the Company regarding efforts to reduce these emissions and (b) the economic benefits of committing to a substantial reduction of those emissions related to its current activities (i.e., potential improvement in competitiveness and profitability).

II. DISCUSSION

Rule 14a-8 (17 C.F.R. § 240.14a-8) promulgated by the Securities and Exchange Commission ("SEC") under the Exchange Act addresses the circumstances when a company must include a shareholder's proposal in the company's proxy statement. One reason for excluding shareholder proposals is if the proposal "is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." 17 C.F.R. § 140.14a-8(i)(1). AEP asserts that the Proposal may be omitted from the Company's 2003 proxy materials because it is not a proper subject for action by AEP's shareholders under the laws of the State of New York. Whether this Proposal violates Section 701 of the NYBCL is an open question because the matter has not yet been ruled upon in New York, and there is not sufficient case law that would allow any responsible law firm to opine with any certainty as to how a New York court would rule on this issue.

In fact, the AEP's In-House Counsel Letter provided from its in-house counsel in

[1]We express no opinion in this letter as to whether the SEC will issue no action letters on other grounds when the Company presents the Proposal to it.

connection with its No-Action Request does not conclude that the Proposal would violate New York law. Rather, AEP's In-House Counsel Letter concludes that the Proposal may be omitted pursuant to Rule 14a-8(i)(7)[2], the ordinary business operation exception. From this, it is AEP's No-Action Request that argues that the Proposal may be omitted pursuant to Rule 14a-8(i)(1), the illegality exception.

AEP argues that Section 701 gives the Board of Directors the "*exclusive authority and discretion* to manage the business and affairs of AEP, *which include reporting on emission*." (No-Action Request at 4). In addition, AEP argues that since neither the Articles of Incorporation nor the By-Laws of AEP allow shareholder action on the matter contained in the Proposal, such action is not permitted by New York law. Thus, according to AEP, proposals requesting disclosure are improper because reporting on emissions is within the exclusive authority and discretion of AEP's Board of Directors. AEP's In-House Counsel Letter provides no analysis of New York law, much less of Section 701 of the NYBCL. Moreover, the AEP Opinion fails to cite *any* legal authority for its conclusion.

Section 701 of the NYBCL provides in relevant part that, ". . . the business of a corporation shall be managed under the direction of its board of directors . . ." In the leading case of *Auer v. Dressel*, 306 N.Y. 427, 118 N.E.2d 590 (1954), the New York Court of Appeals was faced with the question of whether it was proper for the shareholders to act on a resolution proposed by certain shareholders which would have endorsed the performance of an ousted president and which demanded that he be rehired by the board as president of the corporation. The New York Court of Appeals held that, "No reason appears why the . . . stockholders should not be allowed to vote on any or all of those proposals. The stockholders, by expressing their approval of Mr. Auer's conduct as president and their demand that he be put back in that office, will not be able, directly, to effect that change in officers, but there is nothing invalid in their so expressing themselves and thus putting on notice the directors who will stand for election at the [next] annual meeting." *See Auer*, 118 N.E.2d at 593. Based on this case, a New York court certainly could conclude that the Proposal did not violate New York law.

The SEC has previously recognized that New York law does not prohibit precatory shareholder proposals.[3] For example, in *CBS Incorporated* (March 7, 1991), the SEC

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[2]Rule 14a-8(i)(7) provides that a company may exclude a proposal "[i]f the proposal deals with a matter relating to the company's ordinary business operations." The AEP No-Action Request, however, does not raise Rule 14a-8(i)(7) as a basis for exclusion.

[3]In this regard, the SEC has stated that as long as a proposal "is drafted as a recommendation or suggestion," the agency will "assume" that the proposal is proper. *See* Rule 14a-8(i)(1).

recognized that, "The law of New York clearly permits shareholders to propose precatory proposals for the board of a New York corporation to consider." The SEC further noted, in *American Telephone & Telegraph Company,* (January 18, 1985), that, "the submission for shareholder vote of requests for Board action are clearly permitted under the corporate law of New York and therefore the Churches' proposal is not excludable pursuant to Rule 14a-8(c)(1)."

III. CONCLUSION

It appears to us that precatory shareholder proposals do not violate New York law and that whether mandatory shareholder proposals violate New York law is an open question.

Thus, we believe that the SEC should not exclude the Proposal under Rule 14a-8(i)(1) and instead should allow the New York courts to decide whether the Proposal can be mandatory or just precatory.

The foregoing opinions are subject to the following exceptions, qualifications, limitations, and assumptions in addition to those above:

A. The opinions in this letter are limited to Section 701 of the NYBCL, and we have not considered and express no opinion on the effect of, concerning matters involving, or otherwise with respect to any other laws of any jurisdiction, or rules, regulations, orders, or decisions relating thereto.

B. We have assumed that: (i) all signatures on all documents reviewed by us are genuine; (ii) all documents furnished to us as originals are authentic; (iii) all documents furnished to us as copies or specimens conform to the originals thereof; (iv) all documents furnished to us in final draft or final or execution form have not been and will not be terminated, rescinded, altered, or amended, are in full force and effect, and conform to the final, executed originals of such documents; and (v) each document reviewed by us constitutes the entire agreement among the parties thereto with respect to the subject matter thereof.

C. The opinions in this letter are subject to principles of equity (regardless of whether considered and applied in a proceeding in equity or at law, and including, without limitation, applicable law relating to fiduciary duties), standards of good faith, fair dealing, course of dealing, course of performance, materiality, and reasonableness that may be applied by a court, considerations of public policy, and the exercise of judicial discretion.

We consent to your relying on this letter on the date hereof in connection with your letter to SEC in response to AEP's No-Action Request. Except as set forth in the preceding sentence, without our prior written consent, this letter may not be furnished or quoted to, or relied upon by, any other person or entity, or relied upon for any other purpose. There are no implied opinions in this letter. This letter speaks only as of the date hereof, and we assume no obligation to advise you of any changes in the foregoing subsequent to the delivery of this letter.

Very truly yours,

Stuart M. Grant

Stuart M. Grant (NY Bar No. 2139756)
on behalf of Grant & Eisenhofer, P.A.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 18, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: American Electric Power Company, Inc.
Incoming letter dated December 20, 2002

The proposal requires the board of directors to issue a report disclosing: (a) the economic risks associated with the company's past, present, and future emissions of carbon dioxide, sulfur dioxide, nitrogen oxide and mercury emissions, and the public stance of the company regarding efforts to reduce these emissions; and (b) the economic benefits of committing to a substantial reduction of those emissions related to its current business activities.

There appears to be some basis for your view that AEP may exclude the proposal under rule 14a-8(i)(1) as an improper subject for shareholder action under applicable state law. It appears that this defect could be cured, however, if the proposal were recast as a recommendation or request to the board of directors. Accordingly, unless the proponents provide AEP with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if AEP omits the proposal from its proxy materials in reliance on rule 14a-8(i)(1).

We are unable to concur in your view that AEP may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false and misleading under rule 14a-9. In our view, the proponent must:

- provide a citation to a specific source for the sentence that begins "U.S. power plants . . . " and ends " . . . carbon dioxide emissions";
- provide a citation to a specific source for the sentence that begins "Scientific studies show . . ." and ends ". . . pollution-related ailments"; and
- provide a citation to a specific source for the sentences that begin "Ninety-seven countries . . . " and end ". . . carbon dioxide and other air pollutants."

Accordingly, unless the proponents provide AEP with a proposal and supporting statement revised in this manner, within seven days after receiving this letter, we will not